Exhibit 18.1
February 12, 2026
Coinbase Global, Inc.
One Madison Avenue, Suite 2400
New York, NY 10010

Dear Sirs/Madams:

We have audited the consolidated financial statements of Coinbase Global, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 12, 2026, which expresses an unqualified opinion and includes an explanatory paragraph concerning the current year change in accounting principle regarding the reclassification of USDC from a separately presented line item to inclusion as a Cash Equivalent included in the Cash and Cash Equivalent and Restricted Cash line items and the change to apply the Company’s accounting policies for crypto lending, borrowing, and collateral to stablecoin lending, borrowing, and collateral.
Note 2 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2025 of the reclassification of USDC to be a cash equivalent and application of accounting policies for crypto lending, borrowing, and collateral to stablecoin lending, borrowing, and collateral. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,
DELOITTE & TOUCHE LLP